Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Appointed Two Non-independent Directors to Its Board

BEIJING, November 22, 2013 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced that its Board of Directors (the "Board") appointed Dr. Jianfeng He, the Chief Operating Officer of the company and Mr. Baiqing Shao, Senior Vice President, Business Development of the Company as non- independent directors to the board, effective on November 20th , 2013.

Dr. Jianfeng He joined Hollysys in 1997, serving the company for 16 years and he is currently the General Manager of Hollysys Group. Before that, he was the general manager of Beijing Hollysys from 2008 to 2010, and general manager of Hangzhou Hollysys from 2004 to 2008; Dr. He made great contribution in driving the company’s growth and delivered productive results.

Mr. Baiqing Shao, the co-founder of the company, participated in the first batch of automation control systems development since the company’s inception in1993, and served various important positions consecutively during the company’s development.

The original board members remain unchanged. After the appointment, the Company's Board is comprised of seven members, including three non-independent directors and four independent directors.

The Board of Directors believes that with the supplement of two senior officers to the board, the senior management team can better understand the regulations of Securities and Exchange Commission (“SEC”) and NASDAQ and related government agencies in U.S., the suggestions from the board and better execute its resolutions, to improve the mutual communication between the board and the company’s management.

Dr. Changli Wang, Chairman of the Board of Hollysys, said: “We are very pleased and welcome Dr. He and Mr. Shao to the board. With their wealth of knowledge, skills and insights, we believe that they will help us to solidly drive our ongoing strategic initiatives going forward. "

Biographies of Dr. Jianfeng He and Mr. Baiqing Shao

Dr. Jianfeng He, has served as our Chief Operating Officer since February 2012, and served as General Manager of Hollysys Group, Chairman of Hangzhou

Hollysys and Chairman of Beijing Hollysys from 2010. From 2008 to 2010, he served as Vice President and President of Beijing Hollysys. From 2004 to 2008, he served as Deputy General Manager and General Manager of Hangzhou Hollysys. From 1999 to 2004, he served as General Manager Assistant and Vice President of Beijing Hollysys. From 1997 to 1999, he served as the Deputy General Manager of Shenzhen Hollysys. Prior to joining Hollysys, he served as Deputy Chief Engineer of Shenzhen Dashi Automation Engineering Company from 1995 to 1997. From 1992 to 1995, Mr. He studied and got PhD Degree from South China University of Technology in automation and control theory and application. From 1988 to 1992, he served as Lecturer in Hunan Xiangtan University Electromechanical Department. From 1985 to 1988, he studied and got his Master Degree in Central South University of Technology in automation and control. From 1982 to 1985, he worked in Hunan Xiangtan Iron and Steel Company as assistant engineer. In 1982, he graduated from Central South University of Technology with a Bachelor Degree in industrial automation.

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Mr. Baiqing Shao, has served as our Senior Vice President, Business Development of the Company since February 2012. Since 2010, Mr. Shao also served as Vice President of Hollysys Group and Chairman of Beijing Hollysys Automation & Drive Co., Ltd.. From 2002 to 2010, he served as the General Manager of Beijing Hollysys Information Technology Co., Ltd.( the current “ Shenhua Hollysys Information Technology Co., Ltd.”). From 1999 to 2002, he served as Vice President of Beijing Hollysys. From 1993 to 1999, he served as technology development engineer, Department Manager and Vice General Manager of Beijing Hollysys Automation Co. Ltd consecutively. Mr. Shao has served the Company for 20 years as one of the founding group of engineers. He holds a Master Degree of Computer Science from the 6th Research Institute of China Electronics Corporation and an MBA Degree from Peking University.

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

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SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com
+8610-58981386
investors@hollysys.com